LAWLER & ASSOCIATES

a professional law corporation

1530 - 9th Avenue, S.E.

Calgary, Alberta T2G 0T7

Telephone: 403-693-8014

Facsimile: 403-272-3620

W. Scott Lawler, Esq.

   Admitted in California

July 14, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Ms. Elaine Wolff – Branch Chief

Re:

PANOSHAN MARKETING CORP

Registration Statement on Form F-1; Registration No. 333-118576

Dear Ms. Wolff:

This letter provides responses to your comment letter dated May 23, 2005, regarding the above-referenced filing of Panoshan Marketing Corp. (referred to herein as “Panoshan”). The text of the comments from your letter is provided below, with Panoshan’s response provided immediately after each comment. Since your comment letter does not refer to or request changes to the registration statement, no amendment to the F-1 has been filed in connection with this response letter.

General

Comment

1. We have reviewed your response to Comment 1 from our January 13, 2005 comment letter regarding whether or Puroil’s activities would require that it register as a broker/dealer under Section 15(a) of the Securities Exchange Act of 1934, as amended. We noted that in Panoshan’s Amendment No. 4 to the Registration Statement on Form F-1, on page 19 under the section heading “Material Relationship,” you indicate that Puroil receives $1,000 per month and a sales commission of 20% in exchange for management services provided to Panoshan. We also note that under the same section heading you indicate that Puroil shall postpone payment of such fe3es until the registration becomes effective and that there is no accrual or back pay allowance.

Please expand your response to our prior comment 1 to elaborate on whether Puroil is receiving compensation related to transactions in securities which may render it to be “engaged in the business” of effecting securities transactions. Specifically, please comment on the following:

- Please explain the nature of the services for which Panoshan shall provide Puroil a consulting fee consisting of a 20% sales commission and $1,000 per month and whether the services relate to the sale of securities of Panoshan or any other entity.

Response

Puroil's fees are not at all related to securities activities ro the sale of Panoshan’s securities. All fees are related to Puroil's product marketing and sales efforts. Since no material services will commence until after the effective date of Panoshan’s registration statement, Puroil has agreed to suspend the agreement until such time. Specifically, after the effective date, Puroil intends to seek out potential agents that may be sellers of the PC Weasel in Asia. For performing these services, Puroil will be paid a cash amount of $1,000 per month. The remainder of Puroil’s compensation is in the form of sales commission on the sale of PC Weasel product. There is no connection of fees to securities sales of Panoshan

Comment #1 cont’d.

- Please state whether Panoshan shall owe any fees to Puroil if the registration statement is not declared effective, and if not, please explain why such fees should not be viewed as relating to effecting securities transact ctdions. Please describe all contingencies involved in the payment of fees to Puroil by Panoshan, including a statement whether the completion of the distirbutionby dividen process to Puriol’s shareholders is required prior to the payment of fees. Please be as detailed as necessary in your explanations. After reviewing your response, we may or may not have additional comments.

Response

Panoshan’s fee payments to Puroil are not subject to the sales of securities nor subject to Panoshan’s registration statement becoming effective. The monthly fees are subject to Panoshan commencing operations and Puroil providing sales and marketing services; the commission fees are related to the conducting actual sales of Panoshan’s product.

Puroil has agreed to postpone its fees, and its related sales and marketing services, until after the effective date because until Panoshan is ready to commence operations, Puroil cannot provide Panoshan with sales and marketing services.  If no fees are paid, it will be because there are Puroil has not provided any product sales and marketing services and it has not completed any sales of Panoshan’s product. Therefore such fees should not be viewed as relating to any securities transactions.

Lastly, the payment of fees to Puroil is not connected to the distribution-by-dividend.

We trust that these responses provide a full explanation of the matters raised by your May 23rd comment letter. We would therefore like to move quickly towards an effective date for Panoshan’s registration statement. I will attempt to contact your office next week to determine the appropriate timing of the effective date. If you have any reason to expect that this registration statement is not ready to become effective, please contact me immediately.

Sincerely,

W. Scott Lawler, Esq.

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